

07000729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

6500 City West Parkway, Suite 350
(No. and Street)

Eden Prairie (City) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Maxa 952-541-6094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Blvd., Suite 100 (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Workman Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



A VOLLBRECHT
PUBLIC – MINNESOTA
EXPIRES 1-31-2010

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORKMAN SECURITIES CORPORATION

TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of Workman Securities Corporation as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Workman Securities Corporation at December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2007

WORKMAN SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash	$ 200,830	$ 193,553
Cash deposits with clearing organizations	25,000	25,000
Total cash	225,830	218,553
Commissions receivable	500,538	453,759
Prepaid expenses	8,864	3,651
Furniture and equipment at cost less accumulated depreciation of $58,533 and $57,024	2,807	4,316
Securities owned:		
Marketable, at market value	55,422	22,200
Total assets	$ 793,461	$ 702,479

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Liabilities		
Accrued commissions	$ 397,630	$ 245,000
Other accrued expenses	1,000	330
Due to officers	-	2,401
Total liabilities	398,630	247,731
Stockholder's equity		
Common stock, no par value 2,000 shares authorized 1000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	372,929	372,929
Retained earnings (deficit)	(3,098)	56,819
Total stockholders' equity	394,831	454,748
Total liabilities and stockholders' equity	$ 793,461	$ 702,479

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF INCOME

For The Years Ended
December 31, 2006 and 2005

	2006	2005
Revenues		
Commission income	$ 12,109,733	$ 8,080,398
Investment advisory fees	692,116	265,065
Miscellaneous income	38,797	-
Interest	5,256	4,972
	12,845,902	8,350,435
Expenses		
Commissions	10,367,654	6,836,174
Management fee	476,183	128,462
Licensing and bonding	112,419	55,188
Office supplies and expense	289,678	215,881
Professional fees	10,361	16,219
Training and compliance	47,842	29,787
Business insurance	40,209	11,839
Dues and subscriptions	20,565	11,322
Customer settlements	7,134	5,220
Depreciation	1,509	1,966
Clearing costs	171,682	109,163
Advertising	5,450	452
Salaries and wages	985,672	699,271
Health insurance	24,782	21,493
Payroll taxes	61,472	41,681
Pension expense	21,958	18,072
Producer conference	-	(1,231)
Employee functions	1,404	874
Printing	13,708	8,186
Meals and entertainment	6,369	2,669
Travel	8,717	13,631
Recruitment	9,628	5,171
Marketing	4,621	12,903
Technology	36,639	29,873
Bad debts	178,850	-
Other expenses	313	934
Total expenses	12,904,819	8,275,200
Net income (loss) before income taxes	(58,917)	75,235
Provision for income taxes	1,000	300
Net income (loss)	$ (59,917)	$ 74,935

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For The Years Ended
December 31, 2006 and 2005

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, December 31, 2004	1000	$ 25,000	$ 372,929	$ (18,116)	$ 379,813
Net income				74,935	74,935
Balance December 31, 2005	1000	25,000	372,929	56,819	454,748
Net income				(59,917)	(59,917)
Balance December 31, 2006	1000	$ 25,000	$ 372,929	$ (3,098)	$ 394,831

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Fees and commissions received	$ 12,605,795	$ 8,376,690
Cash paid to suppliers and employees	(12,577,073)	(8,253,467)
Interest received	5,256	4,972
Income taxes paid	(300)	(300)
Net cash provided by operating activities	33,678	127,895
Cash flows from investing activities:		
Purchase of securities	(24,000)	-
Repayment to officer	(2,401)	-
Net cash used by investing activities	(26,401)	-
Net increase in cash	7,277	127,895
Cash at beginning of year	218,553	90,658
Cash at end of year	$ 225,830	$ 218,553
Reconciliation of net income to net cash provided by operating activities		
Net income (loss)	$ (59,917)	$ 74,935
Adjustments:		
Depreciation	1,509	1,966
Decrease (increase) in commissions receivable	(46,779)	30,727
Decrease in advances to brokers	-	500
(Increase) decrease in prepaid expenses	(5,213)	10,488
Increase in accrued commissions	152,630	9,301
Increase (decrease) in other accrued expenses	670	(22)
Increase in marketable securities	(9,222)	-
Total adjustments	93,595	52,960
Net cash provided by operating activities	$ 33,678	$ 127,895

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Workman Securities Corporation is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2006, the company is a registered broker-dealer in all 50 states and the District of Columbia. The Company is a Minnesota Corporation that is wholly-owned by BDMA, Inc. (Parent).

The majority of the Company's commission revenue is earned from variable annuity and mutual fund investments and transfers executed on behalf of its customers. The Company also earns commissions on various life insurance products, universal life and variable life insurance policies, and securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents:

The Company includes money market funds in the category of cash as presented in the cash flow statement.

Commissions Receivable:

Receivable from clearing organization primarily represents accruals for commission amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, no provision has been made for doubtful accounts at December 31, 2006 and 2005.

Depreciation:

Office equipment is stated at cost. Repairs and maintenance are expensed as incurred. The company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation are used for income tax purposes. The estimated useful lives of the assets are five to seven years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the assets to the carrying amount of the assets.

Investments:

The Company's investments are reported at market.

Income Taxes:

The Company is an S corporation for income tax purposes. As such, the Company is not subject to federal and state income taxes. The taxable income or loss resulting from operations, along with various tax credits, are reported by the stockholders on their federal and state individual income tax returns. The provision for income taxes is a franchise tax charged by the state of Minnesota.

Revenue Recognition:

Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue and related expenses for life insurance policies are recorded when the insurance company approves the policy. Investment advisory fees are recognized as earned as they are received.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective July 5, 2006, the Company is required to maintain net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006 and 2005, the Company had net capital, as computed under the rule, of $369,744 and $245,731 respectively.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2006. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

WORKMAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2006 and 2005

5. SIPC Supplemental Report

The requirements for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue.

6. Related Party Transactions

BDMA, Inc. owns 100% of the outstanding stock of the Company. The Company entered into a management agreement with BDMA, Inc. on January 1, 2002. The agreement provided BDMA, Inc. the right to manage the Company and the right to receive the profits generated by the Company. The agreement was amended January 1, 2006 to include annual office rent of $105,800, equipment rental of $53,600 and general overhead of $15,700 commencing January 1, 2006.

7. Pension Plans

(a) 401(k) Plan

The plan covers all eligible employees who are 21 years of age and have completed one your of service. The Company contributes 50% of the employee's contribution up to 6% of qualifying wages. The contribution by the Company for 2006 and 2005 was $21,958 and $18,072 respectively.

(b) Profit Sharing Plan

The plan is a non-elective discretionary plan covered in the 401(k) plan. The Parent Company made a contribution to the plan for all employees with one year of service who were employed by the Company on December 31, 2006. The contribution was 6.11% of the qualifying wages. No contribution by the Company was made in 2006 and 2005.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying financial statements of Workman Securities Corporation as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 2, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2007

WORKMAN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net Capital		
Total stockholders' equity		$ 394,831
Deductions		
Non-allowable assets:		
Due from reps	$ 3,501	
Prepaid expenses	8,864	
Property and equipment, net	2,807	
Total		15,172
Haircuts		
NASDAQ stock		
Market value $55,422 @ 15%	8,313	
Dain Rauscher account		
$80,110 @ 2%	1,602	
Total		9,915
Adjusted net capital		$ 369,744
Minimum net capital requirement per rule 15c3-1(a)(2)(vi)		
(The greater of $50,000 or 6 2/3% of aggregate indebtedness)		
Aggregate indebtedness		$ 398,630
Computation of excess net capital		
Adjusted net capital		$ 369,744
Minimum net capital required:		
Dollar minimum	$ 50,000	
6-2/3% of aggregate indebtedness	26,575	
Greater of above		50,000
Excess net capital		$ 319,744
Ratio of aggregate indebtedness to net capital		1.08

See independent auditors report on supplementary information.

WORKMAN SECURITIES CORPORATION

RECONCILIATION BETWEEN THE COMPUTATION FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17a-5(a)

December 31, 2006

	Net Capital	Aggregate Indebtedness
Total per Form X-17a-5(a)	$ 370,744	$ 397,630
Adjustments:		
Corporate income taxes	(1,000)	1,000
Total per this report	$ 369,744	$ 398,630

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements of Workman Securities Corporation for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of difference required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 2, 2007

END